UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April, 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding





                                 PEARSON PLC
                                (the "Company")


Annual Bonus Share Matching Plan (the "Plan")

On 17 April 2008, participants became entitled to ordinary shares in the Company ("Shares") on maturity of their right to "matching shares" under the rules of the Plan (the "Rules"). Under the Plan, participants who invest their after-tax bonus in shares become entitled, without payment, to "matching shares" on a one-for-one basis if a corporate performance target is met over a five year period. In relation to awards made on 17 April 2003, the five year performance target was met in 2008. Accordingly, under the Rules, participants are now entitled to matching shares on a one-for-one basis.


The Rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. In consequence, the shares set out in the second column below were sold on 18 April 2008 at a price of 668.2119p per share, leaving the after-tax number of shares set out in the final column below:-

Name of Director   Number of Shares Sold       Number of Shares Retained

David Bell               2545                              3663
Rona Fairhead            6297                              9062
John Makinson            5091                              7326

As a result, the executive directors named below are interested in the following shares (excluding shares to which they may become entitled , subject to satisfaction of any relevant conditions, under the Company's employee share schemes):-

Name of Director              Number of Shares        % of Issued Share Capital

David Bell                         176,559                             0.02184%
Rona Fairhead                      132,522                             0.01639%
John Makinson                      313,918                             0.03883%


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 21 April, 2008

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary